EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-145300, 333-148048, and 333-159047 on Form S-8 and Registration Statement No. 333-217016 on Form F-3D and to the use of our report dated February 15, 2018 relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”) and our report dated February 15, 2018 relating to the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana for the year ended December 31, 2017

/s/ Deloitte LLP
Chartered Professional Accountants
Toronto, Canada
March 29, 2018